Exhibit (a) (21)

              Description Of Tax Consequences To Employees In Italy


MATERIAL ITALIAN INCOME TAX CONSEQUENCES

         The following is a general summary of the material Italian income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the Italian subsidiaries of Nortel Networks and to those eligible employees who are residents of Italy, excluding expatriates. This discussion is based on the applicable provisions of the Italian tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Italy who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for Italian income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Italian income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Italy will not be required to recognize income for Italian income tax purposes. The grant of options is not recognized as taxable income for Italian income tax purposes.

         The exercise price for the new options or the replacement options, as the case may be, will determine the tax treatment to the optionee upon exercise of these options. Where the exercise price for the options is equal to or greater than the "normal value" of the stock at grant (i.e. the average price of Nortel Networks shares over the 30 days prior to the date of grant), there will be no taxation until the shares acquired upon exercise of the options are sold. Where the exercise price for the options is lower than the "normal value" of the stock at grant, the optionee will recognize taxable income from employment at the time of exercise of the options. Furthermore, in order to comply with the terms of the 1986 and 2000 option plans the exercise price cannot be less than 100% of the market price of a common share on the date of grant of the option. Therefore, in order to ensure optionees receive the most beneficial tax treatment, and comply with the terms of the North option plans, we expect that the exercise price will be determined as follows:

         (1) For new options the exercise price will be the greater of (i) 100% of the market price of a common share on the effective date of grant of the option and (ii) the "normal value" of a common share at grant (i.e. the average price of a common share over the 30 days prior to the date of grant); and

         (2) For replacement options the exercise price will be the greater of
         (i) the exercise price of the cancelled eligible option; (ii) 100% of the market price of a common share on the effective date of grant of the option and (iii) the "normal value" of a common share at grant (i.e. the average price of a common share over the 30 days prior to the date of grant).

         The income from the sale of the shares will be treated as a capital gain. The capital gain will be calculated as the excess of (i) the proceeds from the sale of the shares over (ii) the exercise price of the shares purchased upon the exercise of the options. Capital gains are currently taxable at a flat rate of 12.5% (2001).

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.